

May 26, 2021

Brent de Jong
Chief Executive Officer
Agrico Acquisition Corp.
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102, Cayman Islands

> **Re: Agrico Acquisition Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed May 17, 2021**
> **File No. 333-255426**

Dear Mr. de Jong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1

Risk Factors
Our warrant agreement and rights agreement will designate the courts of the State of New York...., page 51

1. The first paragraph of this risk factor states that that the exclsuive forum provision in the warrant agreement will apply to Securities Act claims, the second paragraph of this risk factor states that the exclusive forum provision in the warrant agreement will not apply to Exchange Act or Securities Act claims, and the provision in the warrant agreement itself is silent as to this matter. Please revise the disclosure for consistency and accuracy. If the provision applies to Exchange Act claims, please state that this is the case. If the provision does not apply to Exchange Act or Securities Act claims, please revise the exhibit to state that this is the case, or tell us how you will make future investors aware of

the provision's limited applicability (for example, the disclosure will be included in future Exchange Act reports).

Financial Statements, page F-1

2. Please update your financial statements to include the interim period ended March 31, 2021. Refer to Rule 8-08 of Regulation S-X.

Exhibit 5.1

3. The opinion covers Class A Ordinary Shares issuable upon exercise of the Warrants included in the Units, however it does not appear that the registration statement covers such Class A Ordinary Shares. Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tahra Wright